Exhibit 4(viii)
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2019, Whirlpool Corporation (“Whirlpool,” “we,” “us” and “our”) had two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (1) our common stock, par value $1.00 per share (“Common Stock”); and (2) our 0.625% Notes due 2020 (the “notes”).

Description of Common Stock

The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the applicable provisions of Delaware law and our certificate of incorporation and our bylaws, copies of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4(viii) is a part. We encourage you to read our certificate of incorporation, our bylaws, and the applicable provisions of Delaware law for additional information.

Authorized Shares
Our certificate of incorporation authorizes us to issue up to 250,000,000 shares of Common Stock, and 10,000,000 shares of preferred stock, par value $1.00 per share, in one or more series.

Voting, Dividend and Liquidation Rights
Subject to the rights of the holders of any series of preferred stock which may be outstanding from time to time, each share of Common Stock is entitled to one vote on all matters presented to the stockholders, with no cumulative voting rights; to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor; and in the event of liquidation or dissolution of the Company, to share ratably in any distribution of the Company’s net assets.

Other Matters
Holders of shares of Common Stock do not have preemptive rights or other rights to subscribe for unissued or treasury shares or securities convertible into such shares; and no redemption or sinking fund provisions are applicable. All outstanding shares of Common Stock are fully paid and nonassessable. The rights, preferences and privileges of the holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of any preferred stock that we may designate and issue in the future.

Transfer Agent and Registrar
The transfer agent and registrar for the common stock is Computershare Trust Company, N.A.

Listing
Our Common Stock is listed for trading on the New York Stock Exchange under the trading symbol “WHR.”

Preferred Stock
Our board of directors has the authority without stockholder consent, subject to certain limitations imposed by Delaware law or our bylaws, to issue one or more series of preferred stock at any time and to fix the rights, preferences and restrictions of the preferred stock of each series, including:

•	the number of shares in that series;

•	the voting rights, including cumulative voting rights, if any;

•	the dividend rights, if any;

•	whether that series will be redeemable and the terms of redemption;

•	the rights of holders of each such series upon dissolution or any distribution of assets;

•	the terms or amount of the sinking fund, if any, for the redemption or purchase of shares of that series;

•	conversion privileges, if any; and

•	any other designations, preferences and relative, participating, optional, or other special rights, and qualifications, limitations or restrictions

As described above, our board of directors, without stockholder approval, may issue preferred stock with voting and conversion rights, which could adversely affect the voting power of the holders of our common stock. If we issue preferred stock, it may have the effect of delaying, deferring or preventing a change of control.

Certain Anti-Takeover Effects
Certain provisions of our Certificate of Incorporation, our Bylaws and Delaware law may have the effect of impeding the acquisition of control of us. These provisions are designed to reduce, or have the effect of reducing, our vulnerability to unsolicited takeover attempts.

Stockholder Action by Written Consent
Our Certificate of Incorporation and Bylaws require that all stockholder action be taken at a duly called meeting of the stockholders and prohibit taking action by written consent of stockholders.

Additional Authorized Shares of Capital Stock
The additional shares of authorized common stock and preferred stock available for issuance under our Certificate of Incorporation could be issued at such times, under such circumstances and with such terms and conditions as to impede a change in control.

Delaware Law
We are subject to the provisions of Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner:

Generally, under Section 203, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) fifteen percent (15%) or more of a corporation’s outstanding voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Description of Debt Securities
The following description of certain material terms of our 0.625% Senior Notes due 2020 does not purport to be complete. The following description is subject to, and is qualified in its entirety by reference to the notes and the indenture between us and U.S. Bank National Association (as successor to Citibank, N.A.), as trustee, dated March 20, 2000 (as may be amended, supplemented or amended and restated from time to time) (the “indenture”), filed as Exhibit 4(iii) to our Annual Report on Form 10-K for the year ended December 31, 2019. Capitalized terms used but not defined below or under “-Certain Definitions” have the meanings given to them in the indenture.
General Terms of the Notes
The notes are issued under an indenture between us and U.S. Bank National Association (as successor to Citibank, N.A.), as trustee, dated March 20, 2000 (as may be amended, supplemented or amended and restated from time to time). This description of notes refers to U.S. Bank National Association as the “trustee.” The indenture is subject to and governed by the U.S. Trust Indenture Act of 1939, as amended.
The indenture and the notes do not limit the amount of indebtedness which may be incurred or the amount of securities which may be issued by us, and contain no financial or similar restrictions on us subject to certain limited exceptions. See “-Limitations on Liens” and “-Restrictions on Sales and Leasebacks.”
The original principal amount of the notes was €500,000,000.
We may, from time to time, without giving notice to or seeking the consent of the holders or beneficial owners of the notes, issue additional debt securities having the same terms (except for the issue date and, in some cases, the public offering price and the first interest payment date and the initial interest accrual date) as, and ranking equally and ratably with, the notes. Any additional debt securities having such similar terms, together with the notes, will constitute a single series of securities under the indenture.
The notes are our senior unsecured obligations, rank equally in right of payment with all of our existing and future senior unsecured debt and rank senior in right of payment to all of our existing and future subordinated debt. The notes are effectively subordinated to all secured obligations to the extent of the assets that serve as security for those obligations. The notes are effectively subordinated to all liabilities of our subsidiaries, including trade payables.
The notes were issued only in fully registered form without coupons, in minimum denominations of €100,000 with integral multiples of €1,000 thereof.
The notes will mature on March 12, 2020.
The notes bear interest at the rate of 0.625% per year. Interest on the notes is payable annually in arrears on March 12 of each year, commencing March 12, 2016 to the persons in whose names the notes were registered at the close of business on the business day immediately preceding the interest payment date.

Interest on the notes is computed on the basis of the actual number of days in the period for which interest is being calculated and the actual number of days from and including the last date on which interest was paid or duly provided for on the notes, to but excluding the next scheduled interest payment date. This payment convention is referred to as ACTUAL/ACTUAL (ICMA) as defined in the rulebook of the International Capital Market Association.
The notes are represented by one or more global securities registered in the name of a nominee of the common depositary for Clearstream and Euroclear. The notes are available only in book-entry form. See “Book-Entry Delivery and Form; Global Note.”
We appointed the trustee at its corporate trust office as a paying agent, transfer agent and registrar for the notes. Elavon Financial Services Limited, UK Branch, acts as London paying agent and transfer agent for the notes and Elavon Financial Services Limited acts as registrar. We may vary or terminate the appointment of any paying agent or transfer agent, or appoint additional or other such agents or approve any change in the office through which any such agent acts; provided, however, that, to the extent permitted by law, we undertake to maintain a paying agent in a member state of the European Union that is not obliged to withhold or deduct tax pursuant to the European Union Directive 2003/48/EC, or any law implementing, or complying with or introduced in order to conform to, such Directive. We will provide holders with notice of any resignation, termination or appointment of the trustee or any paying agent or transfer agent, and of any change in the office through which any such agent will act. We have caused each transfer agent to act as a co-registrar and have caused to be kept at the office of the registrar outside of the United Kingdom a register in which, subject to such reasonable regulations as we may prescribe, we provide for the registration of the notes and registration of transfers of the notes.
Issuance in Euro
Initial holders were required to pay for the notes in euro, and all payments of interest and principal, including payments made upon any redemption of the notes, are payable in euro. If the euro is unavailable to us due to the imposition of exchange controls or other circumstances beyond our control or if the euro is no longer being used by the then member states of the European Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions of or within the international banking community, then all payments in respect of the notes will be made in dollars until the euro is again available to us or so used. The amount payable on any date in euro will be converted into U.S. dollars at the rate mandated by the U.S. Federal Reserve Board as of the close of business on the second business day prior to the relevant payment date or, in the event the U.S. Federal Reserve Board has not mandated a rate of conversion, on the basis of the then most recent U.S. dollar/euro exchange rate published in The Wall Street Journal on or most recently prior to the second business day prior to the relevant payment date. Any payment in respect of the notes so made in dollars will not constitute an event of default under the notes or the indenture governing the notes. Neither the trustee nor the paying agent shall have any responsibility for any calculation or conversion in connection with the foregoing.
Investors are subject to foreign exchange risks as to payments of principal and interest that may have important economic and tax consequences to them.

Optional Redemption
The notes may be redeemed at our option, at any time in whole or from time to time in part. The redemption price for the notes to be redeemed on any redemption date will be equal to the greater of the following amounts:

•	100% of the principal amount of the notes being redeemed on the redemption date; or

•
the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed on that redemption date (not including any portion of any payments of interest accrued to the redemption date) discounted to the redemption date on an annual basis (ACTUAL/ACTUAL (ICMA)) at the applicable Comparable Government Bond Rate (as defined below), plus 12 basis points;

plus accrued and unpaid interest on the notes being redeemed to, but not including, the redemption date. Notwithstanding the foregoing, installments of interest on the notes that are due and payable on interest payment dates falling on or prior to a redemption date will be payable on the interest payment date to the registered holders as of the close of business on the relevant record date according to the notes and the indenture.
We will mail or provide notice of any redemption at least 30 days but not more than 60 days before the redemption date to each registered holder of the notes to be redeemed. Once notice of redemption is mailed or provided, the notes called for redemption will become due and payable on the redemption date and at the applicable redemption price, plus accrued and unpaid interest to the redemption date.
On and after the redemption date, interest will cease to accrue on the notes or any portion of the notes called for redemption (unless we default in the payment of the redemption price and accrued interest). On or before the redemption date, we will deposit with a paying agent or the trustee money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on that date. If less than all of the securities of any series are to be redeemed, the securities to be redeemed shall be selected by the trustee by a method the trustee deems to be fair and appropriate or in case the notes are represented by one or more global notes, beneficial interests therein shall be selected for redemption by Clearstream and Euroclear in accordance with their respective applicable procedures therefor. The notes will not be entitled to the benefit of any mandatory redemption or sinking fund.

Payment of Additional Amounts
We, subject to the exceptions and limitations set forth below, pay as additional interest on the notes such additional amounts as are necessary in order that the net payment by us or a paying agent of the principal of, and premium, if any, and interest on the notes to a holder who is not a United States person (as defined below), after withholding or deduction for any future tax, assessment or other governmental charge imposed by the United States or a taxing authority in the United States, will not be less than the amount provided in the notes to be then due and payable; provided, however, that the foregoing obligation to pay additional amounts shall not apply:

1)
to any tax, assessment or other governmental charge that would not have been imposed but for the holder (or the beneficial owner for whose benefit such holder holds such note), or a fiduciary, settlor, beneficiary, member or shareholder of the holder if the holder is an estate, trust, partnership or corporation, or a person holding a power over an estate or trust administered by a fiduciary holder, being considered as:

a)	being or having been engaged in a trade or business in the United States or having or having had a permanent establishment in the United States;

b)
having a current or former connection with the United States (other than a connection arising solely as a result of the ownership of the notes or the receipt of any payment or the enforcement of any rights thereunder), including being or having been a citizen or resident of the United States;

c)
being or having been a personal holding company, a passive foreign investment company or a controlled foreign corporation for United States income tax purposes or a corporation that has accumulated earnings to avoid United States federal income tax;

d)
being or having been a “10-percent shareholder” of the Company as defined in section 871(h)(3) of the United States Internal Revenue Code of 1986, as amended (the “Code”), or any successor provision; or

e)	being a bank receiving payments on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business;

2)
to any holder that is not the sole beneficial owner of the notes, or a portion of the notes, or that is a fiduciary, partnership or limited liability company, but only to the extent that a beneficial owner with respect to the holder, a beneficiary or settlor with respect to the fiduciary, or a beneficial owner or member of the partnership or limited liability company would not have been entitled to the payment of an additional amount had the beneficiary, settlor, beneficial owner or member received directly its beneficial or distributive share of the payment;

3)
to any tax, assessment or other governmental charge that would not have been imposed but for the failure of the holder or any other person to comply with certification, identification or information reporting requirements concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of the notes, if compliance is required by statute, by regulation of the United States or any taxing authority therein or by an applicable income tax treaty to which the United States is a party as a precondition to exemption from such tax, assessment or other governmental charge;

4)	to any tax, assessment or other governmental charge that is imposed otherwise than by withholding by us or a paying agent from the payment;

5)
to any tax, assessment or other governmental charge that would not have been imposed but for a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later;

6)	to any estate, inheritance, gift, sales, excise, transfer, wealth, capital gains or personal property tax or similar tax, assessment or other governmental charge;

7)
to any withholding or deduction that is imposed on a payment to an individual and that is required to be made pursuant to European Council Directive 2003/48/EC or the taxation of the savings income or any law implementing or complying with, or introduced in order to conform to such Directive;

8)
to any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of or interest on any note, if such payment can be made without such withholding by at least one other paying agent;

9)
to any tax, assessment or other governmental charge that would not have been imposed but for the presentation by the holder of any note, where presentation is required, for payment on a date more than 30 days after the date on which payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

10)
to any tax, assessment or other governmental charge that would not have been imposed or withheld but for the beneficial owner being a bank (i) purchasing the notes in the ordinary course of its lending business or (ii) that is neither (A) buying the notes for investment purposes only nor (B) buying the notes for resale to a third-party that either is not a bank or holding the notes for investment purposes only;

11)
to any tax, assessment or other governmental charge imposed under Sections 1471 through 1474 of the Code (or any amended or successor provisions), any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b) of the Code, any intergovernmental agreement entered into in connection with the implementation of such sections of the Code or any fiscal or regulatory legislation, rules or practices adopted pursuant to any such intergovernmental agreement; or

12)	in the case of any combination of items (1), (2), (3), (4), (5), (6), (7), (8), (9), (10) and (11).

The notes are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation applicable to the notes. Except as specifically provided under this heading “-Payment of Additional Amounts,” we will not be required to make any payment for any tax, assessment or other governmental charge imposed by any government or a political subdivision or taxing authority of or in any government or political subdivision.
As used under this heading “-Payment of Additional Amounts” and under the heading “-Redemption for Tax Reasons”, the term “United States” means the United States of America, the states of the United States, and the District of Columbia, and the term “United States person” means any individual who is a citizen or resident of the United States for United States federal income tax purposes, a corporation, partnership or other entity created or organized in or under the laws of the United States, any state of the United States or the District of Columbia, or any estate or trust the income of which is subject to United States federal income taxation regardless of its source.
Redemption for Tax Reasons
If, as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated under the laws) of the United States (or any taxing authority in the United States), or any change in, or amendment to, an official position or judicial precedent regarding the application or interpretation of such laws, regulations or rulings, we become or, based upon a written opinion of independent counsel selected by us, will become obligated to pay additional amounts as described under the heading “-Payment of Additional Amounts” with respect to the notes, then we may at any time at our option redeem, in whole, but not in part, the notes on not less than 30 nor more than 60 days’ prior notice, at a redemption price equal to 100% of their principal amount plus accrued and unpaid interest to the redemption date.
Offer to Repurchase Upon a Change of Control Repurchase Event
If a Change of Control Repurchase Event occurs, unless we have exercised our right to redeem the notes as described above, holders of notes will have the right to require us to repurchase all or any part (in integral multiples of €1,000) of their notes pursuant to the offer described below (the “Change of Control Offer”). In the Change of Control Offer, we will be required to offer payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest, if any, on the notes repurchased, to the date of repurchase (the “Change of Control Payment”). Within 30 days following any Change of Control Repurchase Event, or, at our option, prior to any Change of Control, but after the public announcement of the Change of Control, we will be required to mail or provide a notice to holders of notes describing the transaction or transactions that constitute or may constitute the Change of Control Repurchase Event and offering to repurchase the notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed or provided (the “Change of Control Payment Date”), pursuant to the procedures required by the notes and described in such notice. The notice shall, if mailed or provided prior to the date of consummation of the Change of Control, state that the offer to purchase is conditioned on the Change of Control Repurchase Event occurring on or prior to the payment date specified in the notice. We will comply with the requirements of Rule 14e-1 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Repurchase Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the notes, we will be required to comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control provisions of the notes by virtue of such conflicts.
On the Change of Control Payment Date, we will be required, to the extent lawful, to:

•	accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

•	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

•	deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of Whirlpool and its subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require Whirlpool to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Whirlpool and its subsidiaries taken as a whole to another Person or group may be uncertain.
Certain Covenants
Limitations on Liens
We have agreed that, so long as any of the notes remain outstanding, we will not, nor will we permit any Restricted Subsidiary to, secure indebtedness for money borrowed (hereinafter referred to as “Debt”) by placing a Lien on any Principal Property now or hereafter owned or leased by us or any Restricted Subsidiary or on any shares of stock or Debt of any Restricted Subsidiary without equally and ratably securing all of the notes, unless after giving effect thereto (1) the aggregate principal amount of all such secured Debt then outstanding plus (2) all Attributable Debt of Whirlpool and its Restricted Subsidiaries in respect of sale and leaseback transactions described below under “-Restrictions on Sales and Leasebacks” covering Principal Properties, other than sale and leaseback transactions permitted under clause (b) of “-Restrictions on Sales and Leasebacks,” would not exceed an amount equal to 10% of Consolidated Net Tangible Assets.
This restriction will not apply to, and there shall be excluded in computing secured Debt for purposes of this restriction, certain permitted Liens, including:

•	Liens existing as of the date of the indenture on property or assets of Whirlpool or any of its Restricted Subsidiaries;

•	Liens on property or assets of, or on any shares of stock or Debt of, any corporation existing at the time such corporation becomes a Restricted Subsidiary;

•	Liens on property or assets or shares of stock or Debt existing at the time of acquisition and certain purchase money or similar Liens;

•	Liens to secure certain development, operation, construction, alteration, repair or improvement costs;

•	Liens in favor of, or which secure Debt owing to, Whirlpool or a Restricted Subsidiary;

•	Liens in connection with government contracts, including the assignment of moneys due or to come due thereon;

•	certain Liens in connection with legal proceedings or arising in the ordinary course of business and not in connection with the borrowing of money;

•	Liens on property securing tax-exempt obligations issued by a domestic governmental issuer to finance the cost of acquisition or construction of such property; and

•	extensions, substitutions, replacements or renewals of the foregoing.
Consolidation, Merger and Sale of Assets
The indenture provides that we may consolidate with, or sell, convey or lease all or substantially all of our assets to, or merge with or into, any other corporation, provided that:

•
we will be the continuing corporation, or the successor corporation (the “successor”) will be a corporation organized and existing under the laws of the United States of America. any state thereof or the District of Columbia and the successor shall expressly assume the payment obligations on all the securities under the indenture, according to their tenor, and the performance and observance of all of the covenants and conditions of the indenture to be performed or observed by the Company by supplemental indenture, which will be executed, delivered and satisfactory to the trustee;

•
we, or the successor, shall not, immediately after such merger or consolidation, or such sale, conveyance or lease, be in default in the performance or observance of any such covenant or condition; and

•
the trustee will receive, subject to the provisions of the indenture, an opinion of counsel, constituting conclusive evidence that any such consolidation, merger, sale, lease or conveyance, and any such assumption, and any such liquidation or dissolution, complies with the applicable provisions of the indenture.

In the case of a consolidation, merger, sale, lease or conveyance, and following an assumption by the successor, the successor will succeed to and be substituted for us in the indenture, with the same effect as if the successor had been named within the indenture.
Restrictions on Sales and Leasebacks
We have agreed that, so long as any of the notes remain outstanding, we will not, nor will we permit any Restricted Subsidiary to, enter into any sale and leaseback transaction, except a lease for a period not exceeding three years, after the date of the indenture covering any Principal Property which was or is owned or leased by us or a Restricted Subsidiary and which has been or is to be sold or transferred more than 120 days after such property has been owned by us or such Restricted Subsidiary and completion of construction and commencement of full operation thereof, unless (a) the Attributable Debt in respect thereto and all other sale and leaseback transactions entered into after the date of the indenture (other than those the proceeds of which are applied to reduce indebtedness under clause (b) below), plus the aggregate principal amount of then outstanding secured Debt not otherwise permitted or excepted without equally and ratably securing the debt securities, does not exceed 10% of Consolidated Net Tangible Assets, or (b) an amount equal to the greater of the net proceeds of the sale or the fair market value of the Principal Property leased is applied within 120 days after the sale or transfer to the voluntary retirement of Funded Debt of the Company (including debt securities constituting Funded Debt).

Events of Default
The following are Events of Default under the indenture with respect to the notes:

•	a failure to pay any interest on any note when due and payable, and continuance of such failure for a period of 30 days;

•
failure to pay the principal on any note as and when the same shall become due and payable either at maturity, upon redemption, other than with respect to a sinking fund payment, by declaration or otherwise;

•	failure to deposit any sinking fund payment when due in respect of the notes, and continuance of such failure for a period of 30 days;

•
default in the performance, or breach, of any other covenant or warranty of Whirlpool relating to the notes and continuance of such default or breach for a period of 90 days after due notice by the trustee or by the Holders of at least 25% in principal amount of the Outstanding Securities of that series;

•
failure to pay any portion of the principal of any indebtedness for money borrowed by Whirlpool which indebtedness is in excess of $50,000,000 outstanding principal amount, when due and payable after the expiration of any applicable grace period with respect thereto or the acceleration of such indebtedness, if such acceleration is not annulled within 10 days after written notice as provided in the indenture; and

•	certain events of bankruptcy, insolvency or reorganization of Whirlpool.
The indenture provides that the trustee shall notify the holders of notes of all defaults actually known to a responsible officer of the trustee and affecting those notes within 90 days after the occurrence of a default unless the defaults shall have been cured before the giving of the notice. The term “default” or “defaults” means any event or condition which is, or with notice or lapse of time or both would become, an Event of Default. The indenture provides that notwithstanding the foregoing, except in the case of a default in the payment of the principal of or interest on any of the notes, the trustee shall be protected in withholding such notice if the trustee determines in good faith that the withholding of such notice is in the interest of the holders of the notes. The indenture does not require us to furnish to the trustee any periodic evidence as to the absence of default or as to compliance with the terms of the indenture.
The indenture provides that if an Event of Default with respect to any series of notes shall have occurred and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of notes of that series then outstanding may declare the principal amount of all the notes of that series to be due and payable immediately. However, upon certain conditions such declaration may be annulled. Any past defaults and the consequences of the defaults may be waived by the holders of a majority in principal amount of the notes of that series then outstanding, except for a default in the payment of principal of or interest on notes of that series, which default cannot be waived. The indenture also permits Whirlpool to omit compliance with certain covenants in the indenture with respect to notes of any series upon waiver by the holders of a majority in principal amount of the notes of such series then outstanding.
Subject to the provisions of the indenture relating to the duties of the trustee in case an Event of Default with respect to any series of notes shall occur and be continuing, the trustee shall be under no obligation to exercise any of the trusts or powers vested in it by the indenture at the request or direction of any of the holders of that series, unless such holders shall have offered to the trustee reasonable security or indemnity. Subject to such provisions for security or indemnification and certain limitations contained in the indenture, the holders of a majority in aggregate principal amount of the notes of each series affected by an Event of Default and then outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee under the indenture or exercising any trust or power conferred on the trustee with respect to the notes of that series.
No holder of any note of any series will have any right by virtue or by availing of any provision of the indenture to institute any proceeding at law or in equity or in bankruptcy or otherwise upon or under or with respect to the indenture or for any remedy thereunder, unless such holder shall have previously given the trustee written notice of an Event of Default with respect to notes of that series and unless also the holders of at least 25% in aggregate principal amount of the outstanding notes of that series shall have made written request, and offered reasonable indemnity, to the trustee to institute such proceeding as trustee and the trustee shall have failed to institute such proceeding within 60 days after its receipt of such request, and the trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding notes of that series a direction inconsistent with such request. However, the right of a holder of any note to receive payment of the principal of and any interest on such note on or after the due dates expressed in such note, or to institute suit for the enforcement of any such payment on or after such dates, shall not be impaired or affected without the consent of such holder.
Modification of the Indenture
The indenture contains provisions permitting Whirlpool and the trustee, with the consent of the holders of not less than a majority in aggregate principal amount of the notes of each series at the time outstanding, to execute supplemental indentures adding any provisions to, or changing in any manner or eliminating any of the provisions of, the indenture or any supplemental indenture with respect to the notes of such series or modifying in any manner the rights of the holders of the notes of such series; provided that no such supplemental indenture may (1) extend the final maturity of any note, or reduce the principal amount thereof or any premium thereon, or reduce the rate or extend the time of payment of any interest thereon, or reduce any amount payable on redemption thereof, or impair or affect the right of any holder of notes to institute suit for payment thereof or, if the notes provide therefor, any right of repayment at the option of the holders of the notes, without the consent of the holder of each note so affected, or (2) reduce the percentage of notes of such series, the consent of the holders of which is required for any such supplemental indenture, without the consent of the holders of all notes of such series so affected. Additionally, in certain prescribed instances, Whirlpool and the trustee may execute supplemental indentures without the consent of the holders of notes.
Satisfaction and Discharge of Indenture
With respect to the notes of a series, the indenture will be discharged and canceled upon the satisfaction of certain conditions, including the payment of all the notes of such series or the deposit with the trustee of cash or appropriate Government Obligations or a combination thereof sufficient for such payment or redemption in accordance with the indenture and the terms of the notes of such series, provided that certain specified obligations shall survive, such as, among other things, Whirlpool’s obligation to pay the principal of and interest on the notes of such series.
Defeasance and Covenant Defeasance
The indenture provides that, if the defeasance provisions of the indenture are made applicable to the notes of a certain series pursuant to certain provisions of the indenture, then Whirlpool may elect either (1) to terminate, and be deemed to have satisfied, all its obligations with respect to such notes, except for the obligations to register the transfer or exchange of such notes, to replace temporary or mutilated, destroyed, lost or stolen notes, to maintain an office or agency in respect of the notes, to compensate and indemnify the trustee and to punctually, pay or cause to be paid the principal of, and interest on, all notes of such series when due (“defeasance”), or (2) to be released from its obligations with respect to such notes under certain covenants of the indenture, including the “-Limitations on Liens” and “-Restrictions on Sales and Leasebacks” and certain requirements as to maintenance of Principal Properties and payment of taxes and other claims (“covenant defeasance”), upon the deposit with the trustee, in trust for such purpose, of money and/or Government Obligations which through the payment of principal and interest in accordance with their terms, without consideration of any reinvestment, will provide money, in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay the principal of and interest, if any, on the outstanding notes of such series, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor. Such a trust may be established only if, among other things, Whirlpool has delivered to the trustee an opinion of counsel with regard to certain matters, including an opinion to the effect that the Holders of such notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and discharge and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance or covenant defeasance, as the case may be, had not occurred.
Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.
“Attributable Debt” means the amount determined by multiplying the greater, at the time such transaction is entered into, of (i) the fair value of the real property subject to such arrangement (as determined by Whirlpool) or (ii) the net proceeds of the sale of such real property to the lender or investor, by a fraction of which the numerator is the unexpired initial term of the lease of such real property as of the date of determination and of which the denominator is the full initial term of such lease. Sales and Leasebacks with respect to facilities financed with certain tax exempt securities are excepted from the definition.
“Below Investment Grade Rating Event” means the rating on the notes are lowered and the notes are rated below an Investment Grade Rating by any two of the three Rating Agencies on any date from the date of the public notice of an arrangement that could result in a Change of Control until the end of the 60-day period following public notice of the occurrence of the Change of Control (which 60-day period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade below investment grade by any of the Rating Agencies); provided that a Below Investment Grade Rating Event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Below Investment Grade Rating Event for purposes of the definition of Change of Control Repurchase Event) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the trustee in writing at our request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the Below Investment Grade Rating Event).
“Business Day” means any day, other than a Saturday or a Sunday, (1) which is not a day on which banking institutions are authorized or obligated by law or executive order to close in New York City or London and (2) on which the Trans-European Automated Real-time Gross Settlement Express Transfer system (the TARGET2 system), or any successor thereto, is open.

“Comparable Government Bond” means, in relation to any Comparable Government Bond Rate calculation, at the discretion of an Independent Investment Banker, a German government bond whose maturity is closest to the maturity of the notes to be redeemed, or if such Independent Investment Banker in its discretion determines that such similar bond is not in issue, such other German government bond as such Independent Investment Banker may, with the advice of the Reference Bond Dealers, determine to be appropriate for determining the Comparable Government Bond Rate.
“Comparable Government Bond Rate” means the price, expressed as a percentage (rounded to three decimal places, with 0.0005 being rounded upwards), at which the gross redemption yield on the notes to be redeemed, if they were to be purchased at such price on the third business day prior to the date fixed for redemption, would be equal to the gross redemption yield on such business day of the Comparable Government Bond (as defined below) on the basis of the middle market price of the Comparable Government Bond prevailing at 11:00 a.m. (London time) on such business day as determined by the Independent Investment Banker.
“Change of Control” means the occurrence of any of the following:

•
the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Whirlpool and its subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than Whirlpool or one of its subsidiaries;

•
the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) becomes the “beneficial owner,” (as that term is defined in Rules 13d-3 and 13d-5 under the Exchange Act) directly or indirectly, of more than 50% of the then outstanding number of shares of Whirlpool’s voting stock; or

•	the first day on which a majority of the members of Whirlpool’s Board of Directors are not Continuing Directors.
Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control if (i) Whirlpool becomes a wholly owned subsidiary of a holding company that has agreed to be bound by the terms of the notes and (ii) the holders of the voting stock of such holding company immediately following that transaction are substantially the same as the holders of our voting stock immediately prior to that transaction.
“Change of Control Repurchase Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.
“Consolidated Net Tangible Assets” means the aggregate amount of assets, less applicable reserves and other properly deductible items, after deducting (i) all current liabilities, excluding any current liabilities constituting Funded Debt by reason of being extendible or renewable, and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent balance sheet of Whirlpool and its consolidated subsidiaries and computed in accordance with generally accepted accounting principles.
“Continuing Directors” means, as of any date of determination, members of the Board of Directors of Whirlpool who (i) were members of such Board of Directors on the date of the issuance of the notes; or (ii) were nominated for election or elected to such Board of Directors with the approval of a majority of the continuing directors under clause (i) or (ii) of this definition who were members of such Board of Directors at the time of such nomination or election (either by a specific vote or by approval of Whirlpool’s proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).
“Fitch” means Fitch, Inc.

“Funded Debt” means all indebtedness for money borrowed, or evidenced by a bond, debenture, note or similar instrument or agreement whether or not for money borrowed, having a maturity of more than twelve (12) months from the date as of which the amount thereof is to be determined or having a maturity of less than twelve (12) months but by its terms being renewable or extendible beyond twelve (12) months from such date at the option of the borrower.
“Government Obligations” means, unless otherwise specified pursuant to the provisions of the indenture, securities which are (i) direct obligations of the government which issued the currency in which the securities of any series are payable or (ii) obligations of a Person controlled or supervised by, or acting as an agency or instrumentality of, the government which issued the currency in which the securities of such series are payable, the payment of which obligations is unconditionally guaranteed by such government, and which, in either case, are full faith and credit obligations of such government, are payable in the currency in which the securities of such series are payable and which are not callable or redeemable at the option of the issuer thereof.
“Independent Investment Banker” means one of the Reference Bond Dealers that we appoint as the Independent Investment Banker from time to time.
“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P and Fitch, and the equivalent investment grade credit rating from any replacement rating agency or rating agencies selected by us.
“Lien” means any pledge, mortgage or other lien, including lease purchase, installment purchase and other title retention financing arrangements, on or in respect of any Principal Property owned or leased by Whirlpool or any Restricted Subsidiary, or on any shares of stock or Debt of any Restricted Subsidiary.
“Moody’s” means Moody’s Investors Service, Inc.
“Person” means any individual, partnership, corporation, limited liability company, joint stock company, business trust, trust, unincorporated association, joint venture or other entity, or a government or political subdivision or agency thereof.

“Principal Property” means any building, structure or other facility, together with the land upon which it is erected and fixtures comprising a part thereof, owned or leased by Whirlpool or any Restricted Subsidiary, used primarily for manufacturing and located in the United States, the gross book value on the books of Whirlpool or such Restricted Subsidiary (without deduction of any depreciation reserve) of which on the date as of which the determination is being made exceeds 1% of Consolidated Net Tangible Assets, other than any such building, structure or other facility or any portion thereof or any such fixture (together with the land upon which it is erected and fixtures comprising a part thereof) (i) which is financed by industrial development bonds which are tax exempt pursuant to Section 103 of the Code (or which receive similar tax treatment under any subsequent amendments thereto or successor laws thereof), or (ii) which, in the opinion of the Board of Directors of Whirlpool, is not of material importance to the total business conducted by Whirlpool and its Restricted Subsidiaries taken as a whole.
“Rating Agencies” means (i) each of Fitch, Moody’s and S&P; and (ii) if Fitch, Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the Exchange Act, selected by us (as certified by a resolution of our Board of Directors) as a replacement agency for Fitch, Moody’s or S&P, or any of them, as the case may be.
“Reference Bond Dealer” means each of BNP Paribas S.A., HSBC Bank plc, ING Bank N.V. and The Royal Bank of Scotland plc, and their respective successors.

“Restricted Subsidiary” means any Subsidiary (a) substantially all the property of which is located, or substantially all the business of which is carried on, within the United States, or (b) which owns or leases any Principal Property; provided, however, that the term “Restricted Subsidiary” shall not include any Subsidiary (1) more than 80% of whose revenues during the four preceding calendar quarters, if any, were derived from, and more than 80% of whose assets are related to, the financing of foreign Subsidiaries, or the financing of sales or leasing to Persons other than Whirlpool or any other Restricted Subsidiary, (2) which is primarily engaged in holding or developing real estate or constructing buildings or designing, constructing or otherwise manufacturing structures, equipment, systems, machines, devices or facilities for the control or abatement of atmospheric pollutants or contaminants, water pollution, noise, odor or other pollution or waste disposal, (3) which is a bank, insurance company or finance company, (4) which is or was a “DISC” (Domestic International Sales Corporation) or a “FSC” (Foreign Sales Corporation), as defined in Sections 992 or 922, respectively, of the Internal Revenue Code of 1986, as amended (the “Code”), or which receives similar tax treatment under any subsequent amendments thereto or successor laws thereof, or (5) which is any other financial entity whose accounts as of the date of determination are not required to be consolidated with the accounts of Whirlpool in its audited consolidated financial statements (but such Subsidiary shall be excluded pursuant to any of clauses (1) through (5) of this proviso only so long as it shall not own any Principal Property).
“S&P” means S&P Global Ratings, a division of S&P Global, Inc., and its successors.
“Subsidiary” means a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by Whirlpool or by one or more other Subsidiaries, or by Whirlpool and one or more other Subsidiaries. For the purposes of this definition, “voting stock” means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.
Book-Entry Delivery and Form; Global Note

The notes were initially represented by one or more fully registered global notes. Each such global note was deposited with, or on behalf of, a common depositary, and registered in the name of such nominee of the common depositary for the accounts of Clearstream and Euroclear. Except as set forth below, the global notes may be transferred, in whole and not in part, only to Euroclear or Clearstream or their respective nominees. Holders may hold their interests in the global notes in Europe through Clearstream or Euroclear, either as an accountholder in such systems or indirectly through organizations that are accountholders in such systems. Clearstream and Euroclear hold interests in the global notes on behalf of their respective participating organizations or customers through customers’ securities accounts in Clearstream’s or Euroclear’s names on the books of their respective depositaries. Book-entry interests in the notes and all transfers relating to the notes are reflected in the book-entry records of Clearstream and Euroclear. The distribution of the notes are cleared through Clearstream and Euroclear.

Any secondary market trading of book-entry interests in the notes take place through Clearstream and Euroclear accountholders and settle in same-day funds.

Certificated Notes
If the depositary for any of the notes represented by a registered global note is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue notes in definitive form in exchange for the registered global note that had been held by or on behalf of the depositary. Any notes issued in definitive form in exchange for a registered global note will be registered in the name or names that the depositary gives to the trustee or other relevant agent of the trustee. It is expected that the depositary’s instructions will be based upon directions received by the depositary from accountholders with respect to ownership of beneficial interests in the registered global note that had been held by the depositary. In addition, we may at any time determine that the notes shall no longer be represented by a global note and will issue notes in definitive form in exchange for such global note pursuant to the procedure described above.
Governing Law
The indenture provides that it and the notes will be governed by, and construed in accordance with, the laws of the State of New York.
Trustee and Paying Agent
We maintain customary banking relationships with U.S. Bank National Association, the trustee under the indenture, and Elavon Financial Services Limited, UK Branch, the London paying agent for the notes and their affiliates.